FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc.
5190 Neil Road, Suite 460
Reno, Nevada
89502

Item 2	Date of Material Change

April 3, 2013

Item 3	News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on April 3, 2013 and distributed through Marketwire and filed on SEDAR.

Item 4	Summary of Material Change

On April 3, 2013, the Company announced that it received the final permit for the Escobal project.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On April 3, 2013, the Company announced that it has received the Escobal exploitation license from Guatemala’s Ministry of Energy and Mines. The Company announced that construction activities remained on-budget and on-schedule for mill commissioning in the second half of 2013 and commercial production in early 2014.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone: (775) 825-8574

Item 9	Date of Report

April 3, 2013

Forward-Looking Statements

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this report describes potential future events related to meeting the project schedule and achieving mill commissioning in the second half of 2013 and commercial production in early 2014. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.